Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 3 DATED OCTOBER 31, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 1 dated October 7, 2011 and supplement no. 2 dated October 7, 2011. As used herein, the terms "we," "our" and "us" refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose acquisition and related financing of a five-story office building containing 138,008 rentable square feet located in Austin, Texas.
Acquisition of Las Cimas IV
On October 28, 2011, we, through an indirect wholly owned subsidiary, KBSIII Las Cimas IV, LLC (the "Owner"), purchased a five-story office building containing 138,008 rentable square feet ("Las Cimas IV") from Las Cimas IV Limited Partnership. The seller is not affiliated with us or our advisor. Las Cimas IV is located at 900 S. Capital of Texas Highway in Austin, Texas on approximately 9.7 acres of land.
The purchase price of Las Cimas IV was approximately $35.9 million plus closing costs. We funded the acquisition of Las Cimas IV with proceeds from the Portfolio Bridge Loan (defined below) and proceeds from this offering.
Las Cimas IV was completed and commenced rental operations in 2008, and as of October 28, 2011, was 94% leased to 13 tenants. The current aggregate annualized base rent for the tenants of Las Cimas IV, which represents annualized contractual base rental income as of October 28, 2011, adjusted to straight-line any contractual rent increases or decreases from each lease's inception through the balance of the term, is approximately $2.3 million and the current weighted-average remaining lease term for the tenants is approximately 5.3 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $20.64 per square foot. We believe that Las Cimas IV is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of Las Cimas IV, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.
Related Financing of Las Cimas IV
On September 29, 2011, in connection with our acquisition of the Domain Gateway office building, we, through an indirect wholly owned subsidiary, entered into a one-year secured bridge loan with Wells Fargo Bank, National Association, an unaffiliated lender, (the "Mortgage Lender"), for borrowings of up to $42.3 million secured by Domain Gateway, and to be secured by Las Cimas IV upon its closing (the "Portfolio Bridge Loan").  As of September 29, 2011, $18.3 million had been disbursed to us. On October 28, 2011, in connection with the acquisition of Las Cimas IV, the Owner became a party to the Portfolio Bridge Loan loan agreement and an additional $18.0 million, of which $4.0 million was revolving debt, was disbursed to us, with an additional $6.0 million of revolving debt available for future disbursement, subject to the terms and conditions of the loan agreement. The Portfolio Bridge Loan matures on September 29, 2012, with an option to extend the maturity date to December 29, 2012, subject to certain conditions.  The Portfolio Bridge Loan bears interest at a floating rate of 225 basis points over one-month LIBOR during the initial term of the loan and monthly payments are interest only with the entire balance due at maturity, assuming no prior prepayment.  We have the right to repay and borrow the $10.0 million revolving debt portion of the loan and we have the right to prepay the portion of the loan that is not revolving.
KBS REIT Properties III, LLC ("REIT Properties III"), our wholly owned subsidiary, is providing a limited guaranty of the Portfolio Bridge Loan with respect to certain potential costs, expenses, losses, damages and other sums which may result from certain intentional actions committed by any borrower under the Portfolio Bridge Loan, us or any of our affiliates in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Portfolio Bridge Loan in the event of certain bankruptcy or insolvency proceedings involving any borrower under the Portfolio Bridge Loan.

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